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                                 UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-57

                  NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                          Filed Under Section 33(a) of the
               Public Utility Holding Company Act of 1935, as amended

                         Grupo KeySpan, S. de R.L. de C.V.
                         ---------------------------------
                          (Name of foreign utility company)

                           The Brooklyn Union Gas Company
                           ------------------------------
                  (Name of filing company, if filed on behalf of
                             foreign utility company)

Item 1

     The name of the entity claiming foreign utility company status under
Section 33(a) of the Public Utility Holding Company Act of 1935 ("PUHCA") is Grupo KeySpan, S. de R.L. de C.V. ("Grupo KeySpan"), a Mexican corporation and affiliate of The Brooklyn Union Gas Company ("Brooklyn Union"). Grupo KeySpan's business address is Paseo De Los Tamarindos No. 400A, PISO 20,
Col. Bosques De Las Lomas, 05120 Mexico, D.F., Attention: Carlos M. Diez Garcia. Grupo KeySpan owns a 50% interest in Finsa Energeticos, S. de R.L. de C.V., which owns and operates a natural gas transportation system within an industrial park in Matamoros, Tamaulipas, Mexico. Its facilities consist of low pressure gas pipelines and related facilities necessary to operate and maintain this system. Grupo KeySpan may also develop, own and operate gas distribution facilities and facilities for the natural gas-fired generation of electric power for use by commercial and industrial customers.

     The ownership structure of Grupo KeySpan is as follows: (1) KeySpan C I II, Ltd. ("KeySpan CI"), a Cayman Island company, owns a 50% voting interest in Grupo KeySpan and (2) Sergio Arguelles Gutierrez and Sergio R. Arguelles Gonzalez, who are father and son and citizens of the United Mexican States, own voting interests of 32.5% and 17.5%, respectively, in Grupo KeySpan.

Item 2

     Brooklyn Union is a public utility company that primarily distributes and sells gas retail to customers located in New York City. As of the close of business on September 29, 1997, KeySpan Energy Corporation ("KeySpan Energy") became the parent corporation of


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Brooklyn Union, and KeySpan CI became an indirect wholly-owned subsidiary of
KeySpan Energy. KeySpan Energy owns, indirectly through KeySpan CI, a 50% voting interest in Grupo KeySpan. The purchase price paid to acquire this indirect ownership interest in Grupo KeySpan was approximately US$2,000,000. Grupo KeySpan is an affiliate, but not a subsidiary (as those terms are defined in PUHCA), of Brooklyn Union.

                                Exhibit A

     Attached hereto as Exhibit A is a copy of the state certification, required under Section 33(a)(2) of PUHCA, that Brooklyn Union received from the New York Public Service Commission ("NYPSC"). The NYPSC sent this certification to the Securities and Exchange Commission in October 1996, and it has not been revised or withdrawn.

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                          The Brooklyn Union Gas Company

                                          By: /s/ Robert B. Catell
                                              -------------------------
                                                   Robert B. Catell
                                                   Chairman

Date: October 21, 1997

                                    -2-


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                                  EXHIBIT A








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                      STATE OF NEW YORK DEPARTMENT OF PUBLIC SERVICE
                     THREE EMPIRE STATE PLAZA, ALBANY, NY 12223-1350
                      Internet Address: http://www.dps.state.ny.us

PUBLIC SERVICE COMMISSION

   M.P. O'MARA                                              MAUREEN O. HELMER
     Chairman                                                General Counsel
IRENE W. ZELTMANN                    [GRAPHIC]
 Deputy Chairman                                               JOHN C. CRARY
                                                                 Secretary
HAROLD A. JERRY, JR.
WILLIAM D. COTTER
THOMAS J. DUNLEAVY

                                      October 23, 1996

Mr. Robert P. Wason
Securities and Exchange
  Commission
Mail Stop 10-6
450 Fifth Street NW
Washington, DC 20549

SUBJECT:  The Brooklyn Union Gas Company
          Form U-57

Dear Mr. Wason:

This is sent to you in response to a request from The Brooklyn Union Gas Company for a certification pursuant to the Public Utility Holding Company Act of 1935 at Section 33(a) that this commission has the authority and resources to protect ratepayers subject to our jurisdiction and that it intends to exercise its authority.

Please be advised that pursuant to the New York State Public Service Law and rules and regulations adopted pursuant thereto and published in Volume 16 of the Official Compilation of New York Codes, Rules and Regulations), the New York Public Service Commission has the authority and also has the resources to protect the ratepayers of The Brooklyn Union Gas Company, and it does now and expects to continue exercising such authority.

This certification is made with the understanding that it may be revised or withdrawn prospectively by written notice to you.

                                               Very truly yours,

                                               /s/ John C. Crary
                                               ------------------
                                                 John C. Crary
                                                   Secretary